ANOORAQ RESOURCES CORPORATION
YEAR END REPORT
OCTOBER 31, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Anooraq Resources Corporation (“Anooraq”) is engaged in mineral exploration for platinum group metals (“PGM”) in the Republic of South Africa. Anooraq’s property interests are dominantly held though its wholly owned South African subsidiary, Plateau Resources (Pty) Limited (“Plateau”), and located on the Northern Limb of the Bushveld Complex. In fiscal 2003, three areas of the Platreef PGM Project were actively explored. Anooraq carried out drilling and a preliminary economic assessment of the Drenthe deposit in the Central Block, and drilling on the South Block, and African Minerals Ltd. (“AML”) is drilling on the Rietfontein Block.

In the first fiscal quarter of 2004 in November 2003, the Company entered into a joint venture with Anglo American Platinum Corporation Limited and its subsidiary Potgietersrust Platinums (together "Anglo Platinum") to advance exploration and development of the Drenthe deposit in the Central Block of the Platreef Project. In addition, in January 2004, the Company agreed to terms, subject to regulatory and shareholder approval, to merge with the South African firm Pelawan Investments (Proprietary) Limited (“Pelawan”) and acquire a 50% interest in the Ga-Phasha PGM Project on the Eastern Limb of the Bushveld Complex.

Cautionary Note to US Investors Concerning Estimates of Inferred Resources

This document may use the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will even be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Platreef Project

Anooraq’s Platreef Project interests include 19 mineral properties (called farms in South Africa), extending approximately 45 kilometres along the Northern Limb of the Bushveld Complex. The land package is subdivided into the North Block, Central Block, Rietfontein Block and South Block. The Central Block includes properties originally held by Plateau as well as a few additional ones acquired over time, lying immediately north of ground held by Potgietersrust Platinums (“PPRust”), a subsidiary of Anglo Platinum. The North Block includes a group of six properties, located north of the Central Block, acquired under an agreement with Rustenburg Platinum Mines (“RPM”), another subsidiary of Anglo Platinum. The Rietfontein Block consists solely of the Rietfontein farm and is located south of the PPRust property. The South Block consists of five farms, also held under the RPM agreement, which are located approximately 45 kilometres south of the Central Block in an area called Grass Valley.

The potential for the discovery of deposits that are amenable to low cost, open pit development has made the Bushveld’s northern limb a global focus of PGM exploration. The PPRust property hosts eight PGM deposits, including the Sandsloot open pit operation. The Drenthe deposit is located on Anooraq’s Central Block, which lies just north of the PPRust ground. Anooraq announced a significant resource for the Drenthe deposit in February 2003. Further to the south, AML has been drilling with multiple rigs for over a year, outlining mineralization on its Turfspruit farm, which is adjacent to Anooraq's Rietfontein farm. In the Grass Valley area, Pan Palladium Limited has outlined significant mineral resources in two deposits, lying immediately east of Anooraq’s South Block property.

Central Block

In early 2003, Anooraq commissioned the South African geological consulting firm, GeoActiv (Pty) Ltd., to assess the mineral resource in the Drenthe deposit on the Central Block. In mid-2003, D.J. der Heever, B.Sc., Pr. Sci. Nat., of Geologix (Pty) Ltd audited the resource estimate and confirmed GeoActiv’s results. The inferred resource, at a 0.5 g/t 3PGM+Au (platinum, palladium and rhodium plus gold) threshold is estimated to be 99.4 million tonnes grading 1.31 g/t 3PGM+Au (0.600 g/t Pt + 0.632 g/t Pd + 0.012 g/t Rh + 0.063 g/t Au), 0.15% Ni and 0.10% Cu and containing 4.1 million ounces of 3PGM+Au. The deposit has not been fully delineated. There is good potential to expand the resource with further drilling.

In late 2003, eleven (2,205 metres) infill and step-out holes were drilled along 775 metres in the northern part of the Drenthe deposit. Previously, mineralization in this area was outlined by holes at a 200-metre spacing. Holes PR40 to PR43 were drilled between holes PR17 and PR20, and holes PR44 to PR50 tested the area between PR14 and PR17, reducing the average spacing between the drill holes to 50-100 metres. Drilling intersected some of the best grades yet encountered in the Drenthe deposit; significant mineralized widths were encountered in all holes, often in two or more horizons. Importantly, the results are confirming the continuity of the deposit. The combination of consistent grades over substantial widths at shallow depth indicates a mineral deposit that is potentially amenable to low-cost open pit mining.

Samples from the 2003 program were analyzed for platinum and palladium (2PGM), gold, nickel and copper. Highlights of the program include:

  hole PR40, drilled in the central part of the section, which intersected a 11.7 metre section, beginning at 26.3 metres depth, grading 6.46 g/t 2PGM+Au, 0.26% Ni and 0.21% Cu and a 58.8 metre section, beginning at 102.2 metres depth, grading 1.05 g/t 2PGM+Au, 0.12% Ni and 0.08% Cu.

  hole PR46 that intersected a 19.1 metre interval, beginning at 92.7 metres depth, grading 4.03 g/t 2PGM+Au, 0.24% Ni and 0.16% Cu, and a 5.0 metre interval, beginning at 201.5 metres, grading 6.60 g/t 2PGM+Au, 0.32% Ni, 0.21% Cu.

  hole PR48 that intersected 48.9 metres from 74.8 metres depth grading 2.42 g/t 2PGM+Au, 0.27% Ni and 0.19% Cu and a second 6.0 metre interval at 143.2 metres depth grading 2.33 g/t 2PGM+Au, 0.25% Ni and 0.18% Cu.

Full results are included in Anooraq’s December 9, 2003 News Release and in a March 2004 technical report filed on www.sedar.com.

In 2003, RSG Global of Perth, Australia, completed a preliminary assessment of the Drenthe deposit based on the inferred mineral resource by Geologix (in particular, those outlined on the Drenthe farm) and results of pit optimisation and mine production scheduling studies done by Nilsson Mine Services Ltd. Mike Sperinck, B.Sc. (Geology), MAusIMM, Pr. Sci. Nat., the manager of technical services for RSG Global, is the qualified person responsible for the preliminary assessment. The results of the assessment, reported in Anooraq’s January 21, 2004 news release and in a technical report filed on www.sedar.com, indicate that the Drenthe Project would be an economically robust open pit mine. As the preliminary assessment is conceptual in nature and based on inferred resources that are considered geologically speculative, there is no certainty that the economic considerations or results will be realized.

The RSG Global preliminary assessment was based on key input parameters and assumptions, including metal prices of US$650/oz for platinum, US$180/oz for palladium, US$600/oz for rhodium, US$340/oz for gold, US$3.60/lb for nickel and US$0.77/lb for copper, and an exchange rate of ZAR8=US$1.00.

Based on the parameters and assumptions, the Drenthe project has potential to generate a strongly positive cash flow, before tax, royalty and interest, of US$435 million and a net present value (NPV) at a 10% discount rate of US$144 million. The base case internal rate of return (IRR) is 39% and the Project has a nominal payback period of 2 years and 11 months. The Project life is just in excess of 17 years. The capital cost to construct the mine is estimated to be US$58 million, excluding further exploration and feasibility costs.

The Drenthe deposit is open to expansion. The southern limit of the deposit has, until now, been defined by the boundary of the Drenthe and Overysel farms. The Company’s joint venture agreement with Anglo Platinum offers the opportunity to determine the full extent of the Drenthe deposit towards the south. In order to advance the project rapidly toward production, additional drilling is planned for early in 2004. The 16,000-metre multi-rig program began in early January 2004, and involves infill drilling on the Drenthe farm and delineation of the southern extent of the deposit on the Overysel farm.

Rietfontein Block

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. (“AML”), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900-hectare Rietfontein farm. Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (year one completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein.

The main Platreef horizon straddles the boundary of Rietfontein and the adjacent Turfspruit farm. AML completed 36 vertical core holes along a southeast trend on Rietfontein between May and November 2002. The holes are typically spaced at 100 to 200 metre intervals along the strike length and up to 150 metres across the width of the Platreef pyroxenite. Thick intersections of 2PGM (Pt + Pd) + Au, Ni and Cu mineralization were encountered in most of the holes, outlining a deposit that begins at a shallow depth, dips from 40 degrees to the west and is continuous over approximately 1,450 metres of strike length. Mineralization extends from a shallow depth, over vertical extents of 50 to 250 metres. Within this are significant intervals of disseminated, net textured and massive sulphides. Generally two to four higher-grade mineralized intervals occur in each hole, each ranging from 5 to 90 metres in thickness and grading about 1 g/t PGM. The Pt:Pd ratio is approximately 0.65 and the platinum:gold ratio is approximately 3.0 for these intervals. PGM are accompanied by base metal grades of about 0.26% nickel and 0.20% copper. The combination of very consistent grades over substantial widths at shallow depth indicates the mineralization is potentially amenable to open pit mining.

In 2003, African Minerals continued exploration of the up-dip extension of the Platreef horizon on Rietfontein by drilling a further 31 diamond drill holes, totalling 6,374 metres. This drilling has outlined a zone of PGM mineralization in the Platreef over a strike length of 1,600 metres on the Rietfontein farm, adjacent to the Turfspruit boundary. Drill results are provided in Anooraq’s year-end technical report.

There is disagreement over program approvals, budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities. The Company and AML are currently in discussions over these matters, which may be resolved by arbitration, pursuant to the terms of the earn-in agreement.

South Block

Airborne geophysics, soil geochemistry and geological mapping were carried out on the South Block properties in mid-2002. Airborne geophysical surveys indicate a pronounced magnetic high that trends to the southwest across Anooraq’s ground. A Pt-Pd-Chromium soil anomaly, 5.4 kilometres long and up to 1.2 kilometres in width, was also outlined that coincides with interpreted subcrop of a pyroxenite unit. This pyroxenite is thought to be part of the same unit that hosts Pan Palladium Limited’s northern and southern deposits, lying immediately to the east of the South Block.

The Company initiated a drilling program at South Block in early June 2003. Fifteen holes, totalling 2,465 metres, were drilled to test for the target pyroxenite unit but did not encounter any significant PGM mineralization.

Subsequent Events

Settlement With Hinterland Metals Inc.

The Company acquired certain of its rights to the Platreef properties as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. (subsequently renamed Hinterland Metals Inc. (“Hinterland”)), pursuant to which Anooraq would issue shares in stages to Hinterland, to a maximum of 875,000 shares, as it proceeded with investments in Plateau. Under this agreement, to October 31, 2003, 378,500 shares had been issued to Hinterland. Subsequent to the year end, on November 13, 2003, the Company issued 400,000 common shares to Hinterland as full and final settlement under this agreement.

Platreef Project, Drenthe Joint Venture

Subsequent to the end of the fiscal year in November 2003, the Company announced that it had entered in to a joint venture agreement with Anglo Platinum to explore and develop platinum group metals, gold, nickel and copper mineralization on Anooraq’s Drenthe farm and the adjacent northern portion of Anglo Platinum’s Overysel farm. Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture (“the JV”) to explore Drenthe and the northern portion of the Overysel farm for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR12.35 million (about US$1.76 million) on behalf of the JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (“BFS”).

Once the BFS has been completed, either or both of the partners in the JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate Joint Venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to dilute to a minimum 12.5% non-contributory interest, adjusted depending to the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 15%. During development, the JV will be seeking a Black Economic Empowerment business partner to participate in the project, with the JV partners dividing the remaining interest.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum recently completed construction of a new PGM smelter at Polokwane, located about 80 km east of Drenthe.

Ga-Phasha Project, Merger With Pelawan

Subsequent to the end of the fiscal year in January 2004, management of Anooraq and Pelawan jointly announced that terms had been agreed, whereby Anooraq and Pelawan will merge their respective PGM assets, comprising Anooraq's Northern Limb PGM projects and Pelawan’s 50% participation interest in the Ga-Phasha PGM Project (the “Ga-Phasha Project”) on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha Project is one of the Black Economic Empowerment joint ventures between Anglo Platinum and Black Economic Empowerment partners in South Africa, pursuant to Anglo Platinum's intended PGM project expansion on the Eastern Limb. Pelawan has a participation interest equal to 50% of the Ga-Phasha Project, and Anglo Platinum holds the remaining 50% participation interest. Pelawan is a Black Economic Empowerment Company, whose shareholders comprise a consortium of broad based Historically Disadvantaged South Africans, and includes a management team with extensive technical and operational experience in the South African mining industry.

Under the agreement between Anooraq and Pelawan dated January 21, 2004 (the “Pelawan Agreement”), Anooraq will acquire Pelawan’s rights to its 50% participation interest in the Ga-Phasha project in return for 91.2 million common shares of Anooraq ("the Consideration Shares") and a cash payment of no more than ZAR 9,250,000. The number of Consideration Shares issued takes into account the dilutive effect of financings undertaken in the future to develop a PGM mine at Ga-Phasha. Of the Consideration Shares, approximately 89 million shares (“the Lock-up Shareholding”) will be held in escrow for the lesser of six years from the date of issuance or until twelve months after the commencement of commercial production from the Ga-Phasha Project. Anooraq welcomes this lock-up undertaking from Pelawan, as it demonstrates Pelawan's commitment to developing a PGM mine at Ga-Phasha and to further grow Anooraq's PGM asset base organically and/or through acquisition opportunities available to BEE companies in South Africa. Under South African legislation, yet to come into effect, and as part of the overall agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares. Consideration Shares having an aggregate value of C$10 million may be sold by Pelawan during the twelve-month period subsequent to the closing, subject to a controlled selling program. At the end of the twelve-month period, a reconciliation will occur such that the number of shares held by Pelawan at that time should represent 52% of the then fully diluted shares of Anooraq, thereby ensuring that (post-merger) Anooraq is well positioned to be a wholly constituted entity qualifying as a BEE Company. To the extent that, due to dilutive financings undertaken by Anooraq, Pelawan’s shareholding in Anooraq during such twelve-month period is less than 52% on a fully diluted basis, Anooraq will issue such number of shares as is required to make up the deficiency. If, at the end of such twelve-month period, Pelawan holds any surplus shares, 48% of the surplus shares will be returned to the Anooraq treasury and cancelled.

The Pelawan Agreement is expected to close on April 22, 2004. The closing requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq.

Anglo Platinum (and others) extensively explored the Ga-Phasha Project prior to the involvement of Anooraq, and continues to work on the project. Anooraq technical staff is carrying out a due diligence assessment of Ga-Phasha with the assistance of South African geological consultants from Global Geo Services, who estimated the mineral resources tabulated below. The resources were estimated by ordinary kriging, based on 41 and 42 holes for the measured and indicated resources, respectively, within the UG2 horizon and 40 and 21 holes for the measured and indicated resources, respectively, within the Merensky Reef. There has been ongoing drilling, the data for which has not been received by the Company, and consequently is not reflected in the below-noted resource estimate. Eugene H Siepker, M Sc., Pr.Sci.Nat., is the independent qualified person for the mineral resource estimate and the technical report, which is filed on www.sedar.com.

Category	Tonnes (millions)	4PGM g/t	Pt g/t	Pd g/t	Au g/t	Rh g/t	Contained Ounces PGM
UG2 REEF @ 4 g/t cut-off, Pashaskraal and Klipfontein farms
Measured	10.2	6.56	2.89	3.08	0.17	0.41	2,150,000
Indicated	55.5	7.05	3.10	3.31	0.18	0.44	12,579,000
Total	65.7	6.97	3.07	3.28	0.18	0.44	14,729,000
Inferred	33.9	7.20	3.17	3.17	0.19	0.45	7,839,000
MERENSKY REEF @ 2 g/t cut-off, Pashaskraal and Klipfontein farms
Measured	10.4	4.44	1.95	2.09	0.12	0.28	1,484,000
Indicated	32.9	4.37	1.92	2.05	0.11	0.28	4,621,000
Total	43.3	4.39	1.93	2.06	0.11	0.28	6,105,000
Inferred	39.8	4.28	1.88	2.01	0.11	0.27	5,478,000
UG2 REEF @ 4 g/t cut-off, Avoca and De Kamp farms
Inferred	77.6	7.05					17,590,000
MERENSKY REEF @ 2 g/t cut-off, Avoca and De Kamp farms
Inferred	97.6	4.34					13,620,000

Market Trends

Platinum prices were strong in 2003, averaging about US$693/oz; platinum has continued to rise in 2004, averaging US$848/oz in the year-to-date. Palladium prices averaged about US$202/oz in 2003, and have also increased in 2004, averaging US$226/oz in the year-to-date. Gold prices improved significantly in 2003, averaging about $364/oz for the year. Gold prices are expected to average US$400/oz or more for the next two years.

Improving global economic conditions resulted in significant increases in base metal prices in 2003, and this trend has accelerated in early 2004. Nickel prices averaged US$4.38/lb in 2003 and have averaged US$6.88/lb in 2004. Copper prices averaged US$0.81/lb in 2003 and have averaged US$1.17/lb so far in 2004.

Financial Review

In May 2003, Anooraq completed a private placement consisting of 1.4 million common shares of the Company at a price of $0.52 per share for net proceeds of $728,000. In late July, Anooraq received gross proceeds of $3.15 million from the exercise of 4.5 million share purchase warrants.

At October 31, 2003, Anooraq had a positive working capital position of $5.1 million as compared to $5.2 million at the end of the previous quarter, and $3.3 million at the end of the fiscal 2002. The Company had 40,164,172 common shares outstanding.

On December 24, 2003 and subsequent to year-end, the Company announced completion of a private placement financing to qualified investors, lead by Desjardins Securities Inc and including Loewen, Ondaatje, McCutcheon Limited, as agents, for gross proceeds of $20,000,000. Proceeds will be used for working capital purposes and to facilitate the rapid advancement of Anooraq’s large-scale PGM-nickel projects in South Africa.

Results of Operations

Revenue from interest increased from $38,341 in fiscal 2002 to $46,060 in fiscal 2003. Expenses for the 2003 fiscal year are $3.8 million as compared to $2.4 million in fiscal 2002.

Most administrative costs overall increased in fiscal 2003. In particular, accounting for stock based compensation (2003 - $477,087; 2002 - $nil) increased overall costs. Other areas of increased costs include conference and travel (2003 - $180,613; 2002 - $119,392), and office and administration (2003 - $125,128; 2002 - $73,039) whereas shareholder communications, salaries and benefits, and consulting fees decreased. The largest change was in shareholder communication costs (2003 - $193,835; 2002 - $500,039), which decreased from 2002 when a large distribution of new investor materials was made. Salaries and benefits and consulting fees both decreased slightly in fiscal 2003.

The most significant expenditures continue to be on exploration. These costs totaled $1,972,659 in fiscal 2003 quarter compared to $976,087 in the previous year. The increase was due to additional drilling that was done during the year in two areas of the Platreef Project. As drilling was still underway on the Central Block at year-end, some of these expenditures will be recorded in fiscal 2004.

The highest exploration expenditures in fiscal 2003 were on geological and consulting, and drilling. Geological and consulting costs (2003 - $611,875, 2002 - $425,225) are related to planning and carrying out drilling programs. Drilling costs (2003 - $308,552, 2002 - $55,446) are associated with 15 drill holes, totaling 2,465 metres, drilled at South Block; eight holes, totalling 1,809 metres completed to year-end on the Drenthe farm in the Central Block; and one diamond drill hole, totalling 178.9 metres, drilled on the Noord Holland farm in the Central Block. Assay costs (2003 - $207,939, 2002 - $33,768) also increased due to the drilling programs. Site activities expenditures (2003 - $218,116, 2002 - $100,914) are related to maintaining the field office in South Africa and other costs related to the drilling program. Property fees also increased in fiscal 2003 (2003 - $286,073; 2002 - $39,143) due to the option payments made during the year on Platreef properties.

Overall expenses in the fourth quarter of fiscal 2003 were $2,036,517, compared to $631,082 in the prior quarter. The most significant administrative cost in the fourth quarter was $112,577 on salaries and benefits, a slight decrease from $119,920 in the previous quarter.

Exploration costs were the largest single expenditure in the fourth quarter, increasing to $790,563 from $427,985 in the prior period. Many of the exploration costs including drilling, geological, and engineering fees were incurred or processed during the quarter. The main exploration expenditure in the fourth quarter was on drilling ($202,902), an increase from $105,650 spent in the third quarter. Geological and consulting fees decreased slightly from $168,322 in the third quarter to $157,097 in the fourth quarter. Engineering fees in the fourth quarter increased to $67,885 from $18,797 in the third quarter due to costs related to the compilation of new information on the Platreef property. Costs for site activities (Q4 – $75,621) increased slightly from that spent in the third quarter (Q3 - $64,706), due to the drilling program.

Related Party Transactions

Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In fiscal 2003, Anooraq incurred costs of $1,281,758 from HDI, compared to $1,143,295 in the fiscal 2002. In the fourth quarter of fiscal 2003, Anooraq incurred costs of $289,892 from HDI, as compared to $259,405 in the third quarter.

D E  V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Anooraq Resources Corporation

We have audited the consolidated balance sheets of Anooraq Resources Corporation as at October 31, 2003 and 2002, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended October 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 2003 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 9, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated February 9, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 9, 2004

ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 2003, 2002 AND 2001

(Expressed in Canadian Dollars)

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		As at October 31
	note	2003	2002

Assets

Current assets
Cash and equivalents		$5,414,398	$3,005,236
Amounts receivable	4	164,499	310,423
Prepaid expenses		60,819	53,035
		5,639,716	3,368,694

Amounts receivable	4	–	119,285
Equipment	5	16,990	37,627
Mineral property interests	6	4,200,000	4,200,000

		$9,856,706	$7,725,606

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	8(b)	$528,277	$92,114

Shareholders' equity
Share capital	7	25,086,863	20,048,474
Contributed surplus	7(c)	485,962	–
Deficit		(16,244,396)	(12,414,982)
		9,328,429	7,633,492

Continuing operations	1
Subsequent events	12

		$9,856,706	$7,725,606

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

		Years ended October 31
	note	2003	2002	2001

Expenses
Conference and travel		$180,613	$119,392	$75,990
Consulting		100,974	193,902	23,785
Depreciation		–	1,461	1,345
Exploration (see schedule)		1,972,659	976,087	1,444,583
Foreign exchange (gain)		(19)	(23,740)	–
Interest (income)		(46,060)	(38,341)	(40,982)
Legal, accounting and audit		32,657	82,253	68,922
Office and administration		125,128	73,039	29,854
Property investigations		6,088	–	30,025
Salaries and benefits		402,989	459,249	135,224
Shareholders communications		193,835	500,039	42,055
Stock based compensation (note 7(c))		477,087	–	–
Trust and filing		17,539	20,755	27,071
Write-off of amounts receivable	4,8(c)	365,924	–	–
Loss for the year		$3,829,414	$2,364,096	$1,837,872

Loss per share	3(f)	$(0.11)	$(0.08)	$(0.11)

Weighted average number of
common shares outstanding		34,126,372	28,901,132	16,756,330

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

		Years ended October 31
		2003	2002	2001

Deficit, beginning of year		$(12,414,982)	$(10,050,886)	$(8,213,014)
Loss for the year		(3,829,414)	(2,364,096)	(1,837,872)
Deficit, end of year		$(16,244,396)	$(12,414,982)	$(10,050,886)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended October 31
Cash provided by (used for):	2003	2002	2001

Operating activities
Loss for the year	$(3,829,414)	$(2,364,096)	$(1,837,872)
Items not involving cash
Depreciation	–	1,461	1,345
Depreciation included in exploration expenses	20,637	16,738	–
Stock-based compensation (note 7(c))	485,962	–	–
Amounts receivable written off	365,924	–	–
Mineral properties written off	–	1	–
Shares issued for property option and
assignment agreements	203,125	–	255,000
Changes in non-cash operating working capital
Amounts receivable	(100,715)	64,354	(2,785)
Prepaid expenses	(7,784)	(22,523)	–
Accounts payable and accrued liabilities	436,163	(138,191)	28,110
	(2,426,102)	(2,442,256)	(1,556,202)

Investing activities
Purchase of equipment	–	–	(54,366)

Financing activities
Issuance of common shares for cash, net of costs	4,835,264	3,339,571	3,356,214

Increase in cash and equivalents	2,409,162	897,315	1,745,646
Cash and equivalents, beginning of year	3,005,236	2,107,921	362,275
Cash and equivalents, end of year	$5,414,398	$3,005,236	$2,107,921

Supplementary information
Non-cash financing and investing activities:
Shares issued for deferred mineral property
acquisition costs	$203,125	$–	$4,200,000

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended October 31
	2003	2002	2001

Assays and analysis	$207,939	$33,768	$18,404
Depreciation	20,637	16,738	–
Drilling	308,552	55,446	–
Engineering	111,177	142,846	83,332
Environmental and socioeconomic	63,142	42,701	38,409
Geological and consulting	611,875	425,225	128,935
Graphics	32,772	65,124	43,813
Property fees and assessments	286,073	39,143	347,038
Site activities	218,116	100,914	681,102
Transportation	112,376	54,182	103,550
Incurred during the year, to statement of operations	1,972,659	976,087	1,444,583
Cumulative expenditures, beginning of year	6,017,288	5,041,201	3,596,618
Cumulative expenditures, end of year	$7,989,947	$6,017,288	$5,041,201

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

1.

Continuing operations

The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada, and Mexico but since 1999 the Company has focused exclusively on mineral interests located in the Republic of South Africa with particular attention on the Bushveld Complex (note 6).

As at the date of these consolidated financial statements, the Company has not yet identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Basis of presentation and principles of consolidation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Company’s wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Proprietary) Limited (“Plateau”) located in the Republic of South Africa. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(b)	Equipment Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)

Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(d)

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

(e)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)

Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(g)

Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

(h)

Translation of foreign currencies

All of the Company’s foreign operations are integrated. Monetary assets and liabilities of the Company’s integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the year. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(j)

Stock-based compensation

The Company has a share option plan which is described in note 7(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after November 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards (note 7(c)).

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(k)	Comparative figures Certain of the prior years’ comparative figures have been restated to conform with the presentation adopted for the current year.

4.	Amounts receivable Amounts receivable comprise the following:

	October 31,	October 31,
	2003	2002
Employee expense advances	$1,589	$1,589
Hunter Dickinson Inc., and subsidiaries (note 8)	–	10,637
Mainland Exploration Limited Partnership (note 8)	–	242,516
Value-added taxes recoverable	162,910	174,966
	164,499	429,708
Less: non-current portion	–	(119,285)
	$164,499	$310,423

Value-added taxes recoverable includes amounts recoverable in respect of Mexican Impuesto Al Valor Agregado (“IVA”) from years ranging back to 1998. As the collectibility of these amounts is uncertain, the Company has written off $120,000 as unrecoverable, in the current year.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

	Write-off of amounts receivable consists of:
		2003	2002
	Mainland Exploration Limited Partnership (note 8)	$242,516	$–
	Accrued interest	3,408	–
	Value-added taxes recoverable	120,000	–
		$365,924	$–

5.	Equipment

	October 31, 2003			October 31, 2002
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Office	$30,421	$30,089	$332	$30,421	$24,321	$6,100
Vehicles	68,769	52,111	16,658	68,769	37,242	31,527
	$99,190	$82,200	$16,990	$99,190	$61,563	$37,627

6.	Mineral property interests

Mineral Property Acquisition Costs	Year ended	Year ended
	October 31, 2003	October 31, 2002
Platreef Properties, South Africa
Balance, beginning of the year	$4,200,000	$–
Incurred during the year	–	4,200,000
Balance, end of year	$4,200,000	$4,200,000

(a)

See Consolidated Statements of Exploration Expenses.

Northern Limb of the Bushveld Complex, Republic of South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc., subsequently renamed Hinterland Metals Inc. (“Hinterland”), pursuant to which Anooraq would issue shares in stages to Hinterland, to a maximum of 875,000 shares, as it proceeded with investments in Plateau. To October 31, 2003, 378,500 shares had been issued to Hinterland under this agreement. Subsequent to the year end, on November 13, 2003, the Company issued 400,000 common shares to Hinterland as full and final settlement under this agreement.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of" Agreement). The option requires staged issuances totalling 500,000 common shares of the Company (412,500 shares issued to October 31, 2003) and aggregate cash payments of US$350,000 (of which US$36,750 and Cdn$15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg 737 LR (2,126 hectares) and Elandsfontein 766 LR Portion 1 (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these farms, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the 4,000 outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003. These warrants were exercised in their entirety in July 2003.

In April 2002, the Company acquired the Noord Holland 775 LR farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

Reitfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. (“AML”), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm (“Rietfontein”). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (year one completed) to obtain the right to form a 50/50 joint venture

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities. The Company and AML are currently in discussions over these matters, both outside of and within an ongoing arbitration process, pursuant to the terms of the earn-in agreement.

Rustenburg

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“Rustenburg”), a subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum”), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex, South Africa. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company’s interest.

Drenthe Overysel

Subsequent to the year end, on November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited.. (“PPRust”), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum”). The Joint Venture was formed to explore and develop platinum group metals (“PGM”), gold and nickel mineralization on the Drenthe farm and the adjacent northern portion of the Overysel farm. Drenthe and Overysel are located on the Northern Limb of the Bushveld Complex, about 250 km north of Johannesburg.

The objective is to explore and develop a large-scale, open pit deposit, utilizing nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel farm which lies south of and contiguous to the Drenthe farm.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture (“the JV”) to explore Drenthe and the northern portion of the Overysel farm for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR12.35 million on behalf of the JV. Anooraq will then have the

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (“BFS”).

Once the BFS has been completed, the parties, by agreement, proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the Joint Venture interest allotted to Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. During development, the JV will be seeking a Black Economic Empowerment business partner to participate in the project, with the JV partners dividing the remaining interest. Should Anooraq decide not to proceed, then Anglo Platinum shall have the option to acquire Plateau’s interest at the aggregate of the net present value of exploiting Plateau’s mineral rights as a stand alone mining operation by applying an agreed discount rate as determined in the BFS and all Exploration Expenditure incurred by Plateau up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, it remains entitled to dilute to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 15%.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum has recently completed construction of a new PGM smelter at Polokwane, located about 80 km east of Drenthe.

(b)

Eastern Limb of the Bushveld Complex, Republic of South Africa

Ga-Phasha Project

In January 2004, subsequent to the year end, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited (“Pelawan”), a South African private company, would combine their respective Platinum Group Metals ("PGM") assets, comprising the Company's Northern Limb PGM projects and Pelawan’s 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Paschaskraal, Klipfontein, De Kamp and Avoca – covering an area of approximately 9,700 hectares.

The Ga-Phasha Project is a Black Economic Empowerment (“BEE”) joint venture based on an existing agreement in principle between Anglo American Platinum Corporation Limited Group ("Anglo Platinum") and a BEE partner, Pelawan, pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. Pelawan will receive a participation interest equal to 50% of the Ga-Phasha Project and the remaining 50% participation interest in the Project will be held by Anglo Platinum.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Pursuant to the terms of the agreement between the Company and Pelawan, the Company will acquire Pelawan’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the “Consideration Shares”) and a cash payment of not more than ZAR 9.25 million. The number of Consideration Shares to be issued takes into account the potential dilutive effect of financings to be undertaken in the future to develop PGM mines at Ga-Phasha and at Drenthe Overysel such that Pelawan's initial ownership of 63% of the issued and outstanding Anooraq Shares shall remain at a minimum of 52% ownership of Anooraq on a going-forward basis, establishing and maintaining Anooraq's status as a BEE company. Further, the dilution calculation allows for Consideration Shares having an aggregate value of $10 million to be sold by Pelawan during the twelve-month period subsequent to the closing. Of the remaining Consideration Shares, approximately 89 million shares (“the Lock-up Shareholding”) will be held in escrow for the lesser of six years from the date of issuance or until twelve months after the commencement of commercial production from the Ga-Phasha Project. Under South African legislation yet to come into effect, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52% of the issued and outstanding shares of Anooraq.

Anooraq has undertaken to meet the independence and corporate governance requirements of senior stock exchanges and regulatory agencies in North America for the Anooraq Board of Directors at the time of closing, scheduled for April 22, 2004. To that end, the Board shall be comprised of nine persons – three independents, and three from each of the current Boards of Anooraq and Pelawan. The independent board members are yet to be determined, but shall be chosen in the following manner: one by Anooraq, one by Pelawan and one jointly.

The proposed transaction constitutes a “reverse take-over” under the policies of the TSX Venture Exchange. The April 22, 2004 closing requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq.

(c)

La Dicha Property, Mexico

During 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (of which US$30,000 has been paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction during the 1999 fiscal year. The Company terminated all payments to the property vendor during the 1999 fiscal year. The Company's remaining ownership interests, which were carried at a nominal value of $1, lapsed during the 2002 fiscal year and accordingly, were expensed in the 2002 fiscal year.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

7.	Share capital

(a)	Authorized share capital Authorized share capital consists of 200,000,000 common shares without par value.

(b)	Issued share capital

		Number of
Common shares issued and outstanding	Price	Shares	Dollar Amount
Balance, October 31, 2001		27,384,880	$16,708,903
Issued during 2002:
Share purchase options exercised	$0.50	14,500	7,250
Share purchase options exercised	$0.60	7,000	4,200
Warrants exercised	$0.70	4,482,800	3,137,960
Private placement, August 2002, net of issue costs	$0.80	259,283	190,161
Balance, October 31, 2002		32,148,463	$20,048,474
Issued during 2003:
Shares issued for property option	$0.75	270,833	203,125
Share purchase options exercised	$0.60	1,206,000	720,090
Warrants exercised	$0.72	5,138,876	3,435,560
Private placement, May 2003, net of issue costs	$0.52	1,400,000	679,614
Balance, October 31, 2003		40,164,172	$25,086,863

(c)

Share Option Plan

Under the terms of the shareholder-approved Share Option Plan, the Company at October 31, 2003 had reserved up to 6,450,000 share options that are grantable to employees, consultants and directors at the discretion of the Board of Directors.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

As at October 31, 2003, 5,200,000 share purchase options were outstanding of which 4,677,500 had vested with optionees. These options were exercisable at prices ranging from $0.48 to $2.00 per share, as follows:

	Option	Number of
Expiry date	price	options
November 21, 2003	$0.60	100,000
October 29, 2004	$0.84	2,264,000
December 11, 2004	$0.48	843,500
May 9, 2005	$0.50	3,500
July 29, 2005	$0.60	264,000
September 8, 2005	$0.85	100,000
September 30, 2005	$0.85	50,000
October 21, 2005	$2.00	1,575,000
		5,200,000

Subsequent to October 31, 2003, 632,500 options were exercised for proceeds of $428,640.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted to non-employees during the period have been reflected in the statement of operations as follows:

Exploration
Engineering	$120
Environmental, socioeconomic and land	210
Geological	8,545
8,875
Operations	477,087
Total compensation cost recognized in operations,
credited to contributed surplus	$485,962

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Had the Company used the fair value method to determine compensation cost for directors, officers and employees, the Company's loss, basic loss per share, and diluted loss per share for the nine months ended October 31, 2003 would have been as follows:

			Diluted
		Basic loss	loss per
	Loss	per share	share
As reported	$(3,829,414)	$(0.11)	$(0.11)
Estimated fair value of non-cash stock-based
compensation to directors, officers and employees	(491,558)	(0.01)	(0.01)
Pro forma	$(4,320,972)	$(0.12)	$(0.12)

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	2 years
Expected volatility	40%
Expected dividends	nil

			Contractual
	Weighted		weighted
	average		average
Option continuity schedule	exercise	Number of	remaining life
	price	options	(years)
Balance, October 31, 2001	$0.59	1,619,000	1.62
Granted	$0.83	2,439,000
Exercised	$0.53	(21,500)
Expired or cancelled	$0.59	(280,000)
Balance, October 31, 2002	$0.75	3,756,500	1.59
Granted	$1.35	2,852,000
Exercised	$0.60	(1,206,000)
Expired	$0.56	(88,500)
Cancelled	$0.68	(114,000)
Balance, October 31, 2003	$1.12	5,200,000	1.36

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(d)	Share purchase warrants The continuity of share purchase warrants is as follows:

Note Reference	7(f)	6(a)	7(e)	7(g)

Expiry date	August 3,	August 28,	December 21,	December 27,
	2002	2003	2003	2003

Exercise price	0.70	0.70	0.85	0.88	TOTAL

Balance, October 31, 2001	4,797,800	4,500,000	3,692,718	–	12,990,518

Issued	–	–	–	259,283	259,283

Exercised	(4,482,800)	–	–	–	(4,482,800)

Expired	(315,000)	–	–	–	(315,000)

Balance, October 31, 2002	–	4,500,000	3,692,718	259,283	8,452,001

Exercised	–	(4,500,000)	(592,000)	(46,876)	(5,138,876)

Balance, October 31, 2003	–	–	3,100,718	212,407	3,313,125

Subsequent to October 31, 2003, 3,313,125 warrants were exercised for proceeds of $2,801,750.

(e)

Share purchase warrants

On December 10, 2002, the Company extended the expiry date of 3,692,718 warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85. In October 2003, 592,000 of these warrants were exercised. The remaining 3,100,718 warrants were exercised subsequent to the year end.

(f)

Equity financing, August 2001

On August 13, 2001, the Company completed a $3.1 million equity financing consisting of 4,797,800 units at a price of $0.65 per unit, of which 2,473,700 units were brokered. Each unit comprised one common share and one share purchase warrant exercisable to purchase an additional share at a price of $0.70 until August 3, 2002. In the fiscal year 2002, 4,482,800 share purchase warrants were exercised and the remaining 315,000 warrants expired unexercised.

(g)

Equity financing, August 2002

On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company’s shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32. In October 2003, 46,876 of these warrants were exercised. The remaining 212,407 warrants were exercised subsequent to the year end.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(h)	Equity financing, May 2003 On May 27, 2003, the Company completed a private placement financing consisting of 1,400,000 common shares at a price of $0.52 per share.

(i)

Financing subsequent to October 31, 2003

December 29, 2003, the Company completed a $20,000,000 private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and a one-half common share purchase warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The warrants are subject to an accelerated expiry of 30 days if the Company’s shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $5.00

8.	Related party transactions

		Years ended October 31
Services rendered by:	Reference	2003	2002	2001
Hunter Dickinson Inc.	(a)	$1,281,758	$1,143,295	$896,550
Hunter Dickinson Group Inc.	(a)	28,722	58,296	–

			October 31,	October 31,
			2003	2002
Balances receivable (payable):
Hunter Dickinson Inc.	(b)		$(235,305)	$10,637
Mainland Exploration Limited Partnership	(c)		–	242,516

(a)
Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)
The balances receivable (payable) to HDI have resulted from advances against future work or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

(c)
Mainland Exploration Limited Partnership (“Mainland”) is a limited partnership that had provided merger, acquisition, financing and other corporate services to the Company and invests in exploration properties. Certain directors of the Company were also directors of Mainland’s general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Proprietary) Limited (note 6). The Company had also advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at prime rate plus 1% compounded semi-annually, remains currently outstanding. During the year ended October 31, 2003, the Company determined that the amount receivable from Mainland was likely uncollectible. Accordingly, the amount receivable was expensed in the current year.

9.

Income taxes

As at October 31, 2003, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not, that these amounts will be utilized.

Non capital losses, expiring in various periods to 2010	$4,949,000
Capital losses carried forward	931,000
Total losses available	$5,880,000

10.	Segmented information The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic segment disclosures are as follows:

2003	Canada	Mexico	South Africa	Total

Exploration expenditures	$–	$–	$1,972,659	$1,972,659

Loss for the year	(1,672,726)	(128,681)	(2,028,007)	(3,829,414)

Interest income	43,978	–	2,082	46,060

Total assets	5,387,584	41,911	4,427,211	9,856,706

Equipment	–	–	16,990	16,990

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

2002	Canada	Mexico	South Africa	Total

Exploration expenditures	$–	$–	$976,087	$976,087

Loss for the year	(1,408,153)	(6,789)	(949,154)	(2,364,096)

Interest income	37,780	–	561	38,341

Total assets	3,082,376	161,143	4,482,087	7,725,606

Equipment	–	–	37,627	37,627

2001	Canada	Mexico	South Africa	Total

Exploration expenditures	$–	$–	$1,444,583	$1,444,583

Loss for the year	(253,698)	(21,224)	(1,562,950)	(1,837,872)

Interest income	39,760	–	1,222	40,982

Total assets	2,390,902	216,612	4,280,808	6,888,322

Equipment	1,460	–	54,366	55,826

11.	Differences between Canadian and United States Generally Accepted Accounting Principles

(a)

Mineral property costs

The Company’s policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(b)

Stock options

Under U.S. GAAP, compensation cost would be considered for all fiscal years presented in respect to all stock options granted, requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, consideration of such costs has only been required in respect to the Company’s 2003 fiscal year.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account all stock options granted. Further, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Years ended October 31, 2003, 2002, and 2001 (Expressed in Canadian Dollars)

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the TSX Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. However, the Company has to date only granted stock options without vesting periods and only where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any compensation costs.

See note 7(c) for a summary of the changes in the Company’s share options for the 2002 and 2001 fiscal years.

12.	Subsequent Events In addition to items mentioned elsewhere in these notes, subsequent to October 31, 2003, the Company

	•	completed a $20 million private placement equity financing (note 7(i))

	•	reached a settlement agreement with Hinterland Metals Inc. by the issuance of 400,000 common shares (note 6(a))

	•	announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Ltd. regarding the Drenthe and Overysel properties (note 6(a))

	•	announced that it had entered into an agreement with Pelawan Investments (Pty) Limited regarding the Ga-Phasha property (note 6(b))

	•	issued 632,500 shares pursuant to the exercise of stock options (note 7(c))

	•	issued 3,313,125 shares pursuant to the exercise of warrants (note 7(d))